United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑	Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐	No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐	No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Table of Contents

Press Release

Signature Page

COMPANHIA VALE DO RIO DOCE
PUBLIC LISTED COMPANY
CNPJ 33.592.510/0001-54
EXTRAORDINARY GENERAL MEETING
CONVENING NOTICE
Shareholders of Companhia Vale do Rio Doce (“Company” or “CVRD”) are hereby invited to convene for an Extraordinary General Meeting on December 28, 2006 at 4:30 p.m. at Avenida Graça Aranha, 26, 19º andar, in the City of Rio de Janeiro, for the purpose of deliberating on the following matters, being the agenda:
I.	The Approval and Justification for Consolidation of Caemi Mineração e Metalurgia S.A. (“CAEMI”), a wholly owned subsidiary of CVRD, pursuant to articles 224 and 225 of the Brazilian Corporate Law;

II.	To ratify the appointment of the experts to appraise the value of the company to be consolidated;

III.	To decide on the Appraisal Report, prepared by the expert appraisers;

IV.	The Approval for the Consolidationof CAEMI, without a capital increase or the issuance of new shares by this Company;

V.	To ratify the acquisition of the control of Inco Ltd., pursuant to §1º of article 256 of the Brazilian Corporate Law; and

VI.	To ratify the appointment of a board member, duly nominated during the Board of Directors meeting held on June 21, 2006, in accordance with §10 of article 11 of the Company’s By-Laws.
To shareholders who are represented by proxy, we request that they send their power of attorney document to our offices 72 (seventy-two) hours in advance of the meetings to be convened, in order to be able to confirm the legitimacy of the proxy being exercised.
Rio de Janeiro, November 28, 2006.
Sérgio Ricardo Silva Rosa
Chairman of the Board of Directors

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: December 4, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations